
nestease
Your Home Needs Made Easy

INVEST IN **NESTEASE**

Flexible home services delivered by us

nestease.com Richmond, VA

Technology | Minority Founder | Mobile Apps | Service

Highlights

1. Poised to capture the growing $650B+ U.S. home services market, with potential for global expansion
2. Patent Pending "End-to-End Autonomous Real-Time Service Model", replacing outdated traditional model
3. Started generating revenue within 5 days of launch
4. Target $7B+ in total revenue in the next few years
5. X-Capital One and Startup experienced team

Featured Investor

R

Rajesh Katragadda
Syndicate Lead

Follow

Invested $35,000

"I wouldn't call myself an experienced investor, but Nestease compelled me to take the leap because of its immense potential and the incredible vision of its founder, Rakesh Nair. Having known Rakesh both professionally and personally for over 12 years, I've always admired his dedication, hard work, and ability to bring ambitious ideas to life. When he shared his vision for Nestease with me, I was not only convinced but inspired to be a part of this journey. Rakesh's approach to solving real-world challenges in the home services industry is nothing short of revolutionary. Nestease has created a platform that delivers flexible, reliable, and high-quality services without the hassle of rigid contracts or hidden fees. Whether it's lawn care, snow removal, house cleaning or other home services, Nestease focuses on providing convenience and control to its customers. What truly sets Nestease apart are a few key features: 1) Trusted In-House team of dedicated local professionals to ensure consistent, top-notch service quality—addressing a gap often seen in traditional home service models 2) User-Friendly App which gives customers enjoy the freedom to schedule services weekly, bi-weekly, every 3 or 4 weeks, or on-demand. With the ability to pause or switch services effortlessly, Nestease delivers unmatched convenience and control. 3) Hassle-free experience with no contracts, no quotes, no visits—just transparent upfront pricing and seamless service designed with home owners in mind. 4) Fully Automated Service Model, a patent-pending product design and technology enabling a real-time, end-to-end service experience, redefining efficiency and reliability. Rakesh's impressive background, with leadership roles at Capital One, Fiserv, Wipro, and Birla, and his academic achievements, including a Master's in Systems Engineering from the University of Virginia and an Executive MBA from the University of Nebraska, are a testament to his ability to lead a company of this caliber. But it's his unwavering commitment to excellence and his deep understanding of customer needs that truly make him stand out. Nestease's journey is just beginning. From personalized lawn care to plans for expanding into cleaning, maintenance, and more, the company is poised to dominate the $600 billion home services market. The combination of Rakesh's leadership, a dedicated team, and a clear, customer-focused mission has convinced me that this is a company worth backing.Investing in Nestease has been one of the most exciting decisions I've made, and I believe it will be for others too. I wholeheartedly endorse Nestease and encourage you to join me in supporting a company that is not only transforming an industry but also making life easier—one home at a time."

Our Founder



Rakesh V Nair Founder & CEO

A technology leader with 25+ years of global experience across startups to Fortune 100 companies, generating $100M+ in annual revenue. Pioneered Capital One's multi-billion-dollar Credit Card Core Modernization. Recognized with 9 prestigious tech awards.

Flexible home services delivered by us.


nestease
1/8/25
Your home needs made easy!
1

Highlights

Traction

We **launch fast**, learn and iterate quick, and **generate revenue** right away

- Built and launched the first MVP for **on-demand** lawn mowing in September 2024 in just a few weeks.
- Used by 5 recurring users in the first week.
- Generated over $50 in revenue in a week.

- Based on learnings from users, launched the second MVP for **recurring and on-demand** lawn mowing in December 2024.
- 25+ users signed up within 3 weeks.
- 25 users = $3000 Avg/month

Purpose

nestease

Flexible home services delivered by **us**.

Market Size

U.S. home services market is growing steadily, with over 20% annual growth


Current Focus
$50B
Lawn Mowing
$650B
U.S. Home Services
$20B
House Cleaning
$27B
Snow Removal

Problem

Types

Homeowners can't get lawn mowing done **when needed**

1. There is currently no **existing**, reliable service model that addresses customers with **occasional** lawn mowing needs.

2. Current suppliers **control** the lawn mowing frequency of recurring users, often resulting in **unnecessary costs** for customers.

Problem

Customer Testimonials

Homeowners confirm the need for **flexible services**



On demand lawn mowing services, instead of weekly?
How can I find someone to mow my lawn for a non-recurring one-time job?
One-off lawn service?
Do lawncare companies offer a once a month service gene speaking?
Lawn care in Coachella Valley - mowing frequency
Julia Wheeler
Is it possible to find a lawn mowing company to come twice a month instead of every week? The company I use now insists it has to be weekly through spring and summer.
Melissa Taylor
Can anyone recommend a good lawn mowing service around Gayton Station? It's only April and we're already tired of mowing!

Problem

Types

Homeowners face time-consuming searches, quotes, visits, negotiations, and costly recurring contracts

CUSTOMER PROBLEM AREAS



Locked and rigid service contracts on a recurring basis that drive up costs

Time consuming supplier visit and quote service model

Suppliers unavailable for **ad hoc** lawn mowing needs

Real-time payment options **unavailable**. Invoices used causing frustration and headache

Poor quality due to frequent supplier changes by existing providers

Solution

Create a product for homeowners to select flexible **recurring, on demand or instant** lawn mowing services.



Solution

How are we unique?

Nestease distinguishes itself with its patent-pending "**End-to-End Autonomous Real-Time Service Model**", delivered exclusively by our **in-house team**. This innovative, customer-centric approach empowers homeowners with full control over their home service needs, ensuring unparalleled **flexibility, reliability, and quality**.

Product

How the app works?

Our app automatically manages lawn mowing services for customers

CUSTOMER LIFECYCLE



(1)
Customer signs up for **recurring** option or initiates an **on demand** service request

(2)
Inhouse team **receives** the customer's service request

(3)
Our job engine **automatically assigns** the work to the appropriate crew

(4)
Our crew **completes** the service on the assigned date and submits pictures for client satisfaction

(5)
Payment withdrawn from customer account right away

(6)
nestease takes **100% fee** from the customers

Product

Benefits

Book lawn mowing **when needed**

PRODUCT BENEFITS



No Contracts
Request services as needed, no long-term commitment

Real-time
payments, messaging and tracking

Fixed pricing
irrespective of usage

Flexibility & Convenience
Choose services, pricing, and schedules. Pause, switch, or cancel anytime

Contact-free
No pre-visits needed

In-House Experts
Consistent, high quality service from trusted in-house team

Customer

Our primary customers are homeowners **seeking flexibility** and/or **reduction in expenses**



User Group 1
The Occasional User

User Group 2
The Recurring User



Why Now?

Rising homeownership, increased adoption of smartphones among both homeowners and workers, and the **growing demand for trusted, flexible and instant services** are key drivers.

The **absence of technology**-driven solutions and reliance on **supplier-controlled models** further underscore the untapped potential.

Target Customers

We plan to acquire **21.9M+** homeowners

104M+

Total Available Market
Number of U.S. households with lawns

All Income Levels

43M+

Direct Segment
Households that pays for lawn mowing services = 50%

Income Level $50K-$400K

53M+

New Segment
Self Serving = 50%

Income Level $50K-$400K

21.9M+

nestease
Projected Market Share = 21.05%

Current Paid - Recurring 2.78%
New - Occasionals 15.23%
New - Lifestyle Upgraders 3.05%

Income Level $50K-$400K

Future projections cannot be guaranteed

Target Revenue

We plan to achieve **15.29%+** of the market revenue

MARKET SIZE & REVENUE

$50B+

Total Current Available Market
Market spend on lawn mowing
Income level $50K-$400K

$7.6B+

nestease Revenue

Future projections cannot be guaranteed

Revenue Projection

We project **$40M+** in revenue by 2026


Total Revenue
Year
Total Customers
Total Revenue
$1,000,000,000
$100,000,000
$10,000,000
$1,000,000
$100,000
$10,000
4000000
3000000
2000000
1000000
0
$4,120,000.00
$43,000,000.00
$135,000,000.00
$850,000,000.00
$2,480,000,000.00
6,000.00
75,000.00
225,000.00
1,250,000.00
3,400,000.00
2025
2026
2027
2028
2029
Year

Business Model

We take **100%** fee from each service

25	$40	100%
Yearly Avg Number of Lawn Mowing	Avg Rate for Lawn Mowing	nestease Fee Per Service Request

Competition

Market Positioning: Unique with a flexible service model and in-house team, ensuring top quality and reliability.


IN-HOUSE TEAM
FLEXIBLE
AFFORDABLE
nestease
Local Providers
Angie's list
OFFLINE
TRADITIONAL
HARD TO USE
Thumbtack
TAKL
TaskRabbit
LAWN LOVE
FULLY
ONLINE
INSTANT
EASY TO USE
craigslist
Google
handy
yelp
PLOWZ & MOWZ
3RD PARTY
RELIABILITY
UNRELIABLE
EXPENSIVE

Product Vision

Learn and grow our lawn mowing user base, introduce new products, and plan for global expansion over the next 5+ years


Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Product Release Timeline
Lawn Mowing
House Cleanin g
New Instant Market Products
Target Markets
VA, CA, FL
GA, TX, AZ
Remaining U.S States
Canada
South America
Europe
Asia

Future projections cannot be guaranteed

Funding Request

We are seeking **$500K** to **expand our user base** and fine-tune the product

Q1 2025

$120,000

Q2 2025

$380,000


Utilization Plans
Marketing & Sales
13.0%
Legal, Compliance,
6.0%
Operations
24.0%
Software & Infra
11.0%
Employees
46.0%

Team

About **Us**

Founder & CEO: Rakesh Nair

Experience

- 25+ years' experience in Technology & Product Development
- LinkedIn profile

Education

- Master of Engineering, University of Virginia
- Executive MBA, University of Nebraska
- BS Computer Science, MS University, India

Founding Team:
Full Stack Team - 2-3 Engineers



User Testimonials

Initial user testimonials **confirms** product market fit

The app was incredibly easy to use! I downloaded it and submitted my first service request in under three minutes. The pricing was much more reasonable than other quotes I received, and the crew did an outstanding job on my lawn

(Homeowner 1)

Loved how simple the app was to use! I submitted my request and got a response from the supplier within minutes. The pricing was great — 15%-30% lower than other one-time job quotes I've received.

(Homeowner 3)

I used to message multiple suppliers to do my lawn once a month and some times, they don't even show up for weeks. I am so glad to see nestease and I loved the on demand feature.

(Homeowner 2)

nestease provided the ability for us to not only request lawn mowing services but also helped make the payment real time. Saved a lot of time from tracking and mailing the payments. We are falling in love with this product. Will recommend for others.

(Homeowner 4)

Thank You!

Invest in **nestease**
and
Become part of our future!

Let's drive the best outcomes for our local communities.

Appendix

Industry Analysis

Lawn Mowing


Lawn mowing is a ~**$50B** industry in the U.S. bigger than the Uber taxi market with higher potential for industry **disruption**
27

In the 'sharing services' industry, lawn mowing has a higher potential for market growth in comparison to the taxi sector

TAXI THEMES — Uber

- Uber's main income source is from **occasional** customers
- Uber is **3.73** services a year for the average household
- When compared to lawn mowing, driving is **less tedious** and labor intensive
- Due to current climate, customers are **less likely** to ride in close proximity with a stranger

LAWN MOWING THEMES — nestease

- Avg. customer need is **12.5** services/year with a max of **~52**
- Lawn mowing is a repetitive, tiring task that customers look to **outsource** & save time
- No current support mechanism for **occasional** customers. Contracts required.
- **Contactless** & socially distant

50% of households in the U.S rely on lawn mowing services. With the right products, more self-mowing customers are expected to shift, increasing the average spend beyond the current $563 per household.

HOUSEHOLD ANNUAL DATA

$99B	$50B	$563
Landscaping Services Industry Commercial & Households	**Target Segment** Lawn Mowing Households	**Household Min Spend** Lawn Mowing

Market Analysis

Lawn Mowing

nestease will **disrupt** the industry and cultivate new demand that is currently not being serviced.



Market Demand - There is a huge opportunity to develop and cultivate new demand for nestease

Customer Perspective

- Customers will spend money for lawn mowing as long the price is reasonable.
- Lawn mowing is tiring, and a majority of 'above average' income households would rather spend their time doing something else.
- Customers want guaranteed low-pricing without having to interview suppliers
- No one available to serve the 'occasional' customers

App Perspective

- No on-demand model available today.
- Current Apps don't have reasonable and attractive pricing.
- Unlike competitors who connect homeowners to third-party suppliers, Nestease uses an in-house team, ensuring top-notch quality and reliability.
- Current apps position themselves as 'one-stop shops' for various home services but lack a focused solution for lawn mowing needs.

Barriers to Entry - It is not easy for a competitor to enter the market due to multiple barriers

- High startup and entry costs
- Time required to build and operate a sustainable service model
- Patent pending technology
- Skilled, functioning team including engineers, designers, product owners, and architects
- Deep product knowledge and expertise
- Strong customer loyalty
- First mover advantage
- In-house team expertise

Competitors

Lawn Mowing Details

No current competitors provide a full-lifecycle, flexible solution served by an in-house team. With customer satisfaction for existing providers **below 30%**, a significant market gap is evident

Themes	Competitors	Degree of Competition
Limited on-demand offerings, elongated lifecycle, & scaled pricing • Bundles other services including tree cutting, tree trimming, snow removal,gardening, mulch, lawn care etc. • Contact required before initiating service • Varied prices depending on frequency	Lawn Starter Plowz & Mowz Lawnguru	MEDIUM
Diverse portfolio with limited focus • Serves many other services like tree cutting, tree trimming, snow removal, gardening, mulch, lawn care etc.	Thumbtack TaskRabbit Takl Handy	MEDIUM-
Online Search Providers • Provides supplier information, but lacks reliability	Angie's List/Home Advisor Yelp Google Craigslist	LOW+
Speciality Service Providers • Specializes in certain home services but not specifically lawn mowing	24/7 Handyman TruGreen	LOW-

Users identified **several opportunities** with competing products

- Don't do the work on requested date: Services are often completed at inconvenient or unspecified times.
- Not on time: Contractors frequently arrive late or at odd times.
- They are not paying providers after services are completed: Providers are sometimes delayed in receiving payment, with some being over a month behind.
- Contractors didn't do a good job: Jobs are left incomplete, and there's no effective way to contact or resolve issues with the contractors.
- If you want an ETA or have any questions/adjustments to the order, you have to go through tons of hoops: Users face unhelpful virtual AI chatbots and multiple submissions of information to get updates or make changes.
- If your grass is long they charge you more but barely cut it: Higher prices for inadequate work.
- Not trustworthy: Providers are often unreliable or dishonest about the work performed.
- Asking more money after partially finishing the work: Providers request additional payment for incomplete tasks.
- Job was constantly canceled and rebooked: Frequent cancellations and rebookings lead to poorly maintained lawns.
- He mowed half of the lawn only and left half completely untouched: Specific instructions are ignored, resulting in incomplete work.
- Attempted to contact multiple times: Poor communication and no response after multiple attempts to reach out.
- No show: Appointments are missed without rescheduling or notifying the customer.
- Way too expensive: High costs for the services provided.
- Placed an order for one-time dog waste removal: Scheduled service failed to show up twice, and the service was reassigned without follow-up.
- Got charged for service that was not performed: Customers are billed for work that was not completed, with incorrect photos provided as proof.
- There is no number and they could have cared less about actually completing the job correctly after I prepaid: No direct contact for resolving issues, and disregard for job completion after prepayment.
- Each job was incomplete and unsatisfactory: Refusal to provide a new service provider or issue refunds for poor work.
- When you communicate with them, you will start from scratch: Repeatedly having to explain issues due to ineffective customer support.

Competitive **Advantage**

Fully Online Lifecycle

No scheduled interactions holding up timelines

Easy to Use

One click initiates service requests after set up

nestease

Brand

The name connects the problem to the solution

In-house team

Reliability and Quality

Revenue & Growth Details

Total customer and revenue projections - Basic Data

Households & Other Key Data Points	Data
Total US Population	331,000,000
Total Number of US Households	128,450,000
Total Number of US Households %	39%
Total Number of US Households with lawns %	81%
Total Number of US Households with lawns	104,044,500
Number of single parent households	15,000,000
Number of single parent households %	12%
Retired U.S. population	46,000,000
Retired U.S. population %	14%
Number of retired population households %	5%

Customers who use lawn mowing services today	50%
Max customer opportunity based on current consumption inclusive of $400k+	52,022,250
Average customer lawn mowing services per year	25
Average service charge per customer by others	20%
Average rate for lawn mowing	$40.00
nestease rate	100%
Average revenue rate for nestease per service	$40.00

Future projections cannot be guaranteed

Recurring paid customers ready to switch to nestease

Recurring Customers (Professional Households)	Data
Income Range	$150K-$400K
Number of US Households with this income range	16.60%
Number of US Households with income range and lawn care needs	17,271,387
Customers who use lawn mowing services today	50%
Potential target opportunity	8,635,694
Potential target opportunity	$8,635,693,500
nestease target opportunity	25%
nestease target opportunity	2,158,923
nestease target revenue	$2,158,923,375

Recurring Customers (Single Parents)	Data
Income Range	$75K-$150K
Number of US Households with this income range	27.8%
Number of US Households with income range and lawn care needs	28,924,371
Number of single mother households with this income range	3,377,700
Customers who use lawn mowing services today	50%
Potential target opportunity	1,688,850
Potential target opportunity	$1,688,850,000
nestease target opportunity %	25%
nestease target opportunity	422,213
Netease target revenue	$422,212,500

Recurring Customers (Retirees)	Data
Income Range	$50k-$150k
Number of US Households with this income range	44.30%
Number of US Households with income range and lawn care needs	46,091,714
Number of retiree households with this income range	2,485,758
Customers who use lawn mowing services today	50%
Potential target opportunity	1,242,879
Potential target opportunity	$1,242,878,887
nestease target opportunity %	25%
nestease target opportunity	310,720
Netease target revenue	$310,719,722

Recurring Households	2,891,856
Recurring - Total Revenue	$2,891,855,597

New recurring and occasional customers ready to switch to nestease

The Occasionals	Data
Income Range	$50K-$400K
Number of US Households with this income range %	60.90%
Number of US Households with this income range with lawn	63,363,101
Number of services	2.5
Customers who use lawn mowing services today	50%
Potential Target Opportunity	31681550
Potential Target Opportunity	$31,681,550,250
nestease Target Opportunity %	50%
nestease Target Opportunity	15,840,775
nestease Target Revenue	$1,584,077,513

New Recurring Customers	Data
Income Range	$50K-$400K
Number of US Households with this income range %	60.90%
Number of US Households with this income range with lawn	63,363,101
Customers who don't use lawn mowing services today	50%
Potential Target Opportunity	31681550
Potential Target Opportunity	$31,681,550,250
nestease Target Opportunity %	10%
nestease Target Opportunity	3,168,155
nestease Target Revenue	$3,168,155,025

nestease Total Revenue	$7,644,088,134
nestease Total Customer Base	21,900,786
Total Available Customer Base	104,044,500

Risks & Mitigation Plans

Lawn Mowing

Identifying and mitigating risks quickly are part of our culture

Market Competition

Risk: Larger competitors with more resources could attempt to push new entrants out.

Mitigation: Our unique recurring and on-demand, customer-focused service model addresses unmet needs, offering superior flexibility and personalized experiences that attract and retain customers.

Scaling and Growth

Risk: Building in-house teams across every city can be resource-intensive.

Mitigation: Our scalable, replicable model enables efficient expansion into new markets. Future strategies may include franchising or selling our software to accelerate growth.

Seasonal Demand Fluctuations

Risk: Our first product lawn mowing is seasonal in some states, causing revenue variability.

Mitigation: Our vision is to expand into other services like snow removal, cleaning and home maintenance to generate year-round revenue.

Competition

Risk: Larger companies could replicate our model as we grow.

Mitigation: A patent-pending product and technology gives us a competitive edge. Post-success in initial cities, we will scale aggressively to secure market dominance and establish long-term leadership.